UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-40924

ALGOMA STEEL GROUP INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

(705) 945-2351

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

EXHIBIT INDEX

Exhibit Number	Description

99.1	Secured Loan Agreement, dated as of November 14, 2025, among Algoma Steel Inc., as borrower, Canada Enterprise Emergency Funding Corporation, as agent, and the lenders that are parties thereto.

99.2	Secured Loan Agreement, dated as of November 14, 2025, among Algoma Steel Inc., as borrower, His Majesty The King in Right of Ontario, as represented by the Minister Of Northern Economic Development And Growth, as agent, and the lenders that are parties thereto.

99.3	Unsecured Loan Agreement, dated as of November 14, 2025, among Algoma Steel Inc., as borrower, Canada Enterprise Emergency Funding Corporation, as initial lender and as administrative agent, and each other person from time to time party thereto as a lender.

99.4	Unsecured Loan Agreement, dated as of November 14, 2025, among Algoma Steel Inc., as borrower, His Majesty The King in Right of Ontario, as represented by the Minister Of Northern Economic Development And Growth, as initial lender and as administrative agent, and each other person from time to time party thereto as a lender.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Algoma Steel Group Inc.

Date: December 2, 2025	By:	/s/ John Naccarato
Name: John Naccarato
Title: Vice President Strategy and Chief Legal Officer

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